UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei
	Name:	Xiao Zongwei
	Title:	Joint Company Secretary
Dated: July 17, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated July 17, 2009, entitled “CNOOC Ltd and Sinopec Jointly Acquire 20% interests of Block 32 in Angola”

中国海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Ltd and Sinopec Jointly Acquire 20% interests of Block 32 in Angola

(Hong Kong, July 17, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) is pleased to announce today that the Company through a 50:50 joint venture with Sinopec International Petroleum Exploration and Production Corporation (“SINOPEC”), has signed a Sale and Purchase Agreement with Marathon International Petroleum Angola Block 32 Limited, a subsidiary of Marathon Oil Corporation, to acquire a 20% working interest in the Production Sharing Contract and Joint Operating Agreement under Block 32, offshore Angola. The transaction has a total value of US$1.3 billion, excluding any purchase price adjustments at closing, and will be effective from Jan.1, 2009.

Block 32, with an acreage of 5,090 square kilometers, is an oil rich deepwater exploration block with 12 oil discoveries. The block is located about 150 kilometers off the coast in a water depth of 1400 to 2200 meters.

The parties involved expect to close the transaction by year-end 2009, subject to government and regulatory approvals and the pre-emption rights of the other parties to the Production Sharing Contract and Joint Operating Agreement.

Twelve previously announced discoveries in Block 32 include: Gindungo, Canela, Cola, Gengibre, Mostarda, Salsa, Caril, Manjericao, Louro, Cominhos, Colorau and Alho. Conceptual development studies are underway in order to identify the feasibility of a first development area in the central southeastern part of Block 32.

Mr. Yang Hua, President of the Company said: “I am glad that we seize the opportunity to acquire this asset. Since our listing, we have stuck to a value driven acquisition strategy to take opportunities. This transaction is a good example of such strategy.”

Marathon will retain a 10% interest in the block after the transaction. Block 32 is operated by Total SA of France, which owns a 30% stake and acts as the operator. Sonangol, Angola’s state-owned oil company owns 20%, while

Exxon Mobil Corp. holds 15% and Galp 5%.

Credit Suisse services as a financial advisor to both CNOOC Ltd. and SINOPEC.

 – End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2008 Annual Report on Form 20-F filed on May 8, 2009.
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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com